

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Robert Vitale
Chief Investment Officer
Post Holdings Partnering Corporation
2503 S. Hanley Road
St. Louis, Missouri 63144

> **Re: Post Holdings Partnering Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 18, 2021**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 15, 2021**
> **File No. 333-252910**

Dear Mr. Vitale:

We have reviewed your amended registration statements and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed March 15, 2021

Summary, page 1

1. We note your disclosures in response to comment 2 that Post will not receive compensation or fees from sourcing or providing financing for your partnering transaction, and that it may derive economic benefits from owning the company's securities. As requested in comment 2, please clarify whether Post may provide financing for a partnering transaction on terms that could reduce the value of the company to public

investors. We note disclosure on page 85 that your sponsor, Post or its subsidiaries may loan funds to you to complete a partnering transaction, but that the terms of such loans have not been determined.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction